FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  July, 2009

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

July 15, 2009

The Company advises that it is unable to file its annual report on Form 20-F for the year ended December 31, 2008 within the prescribed time limits as set out in Form 12b-25 (Notification of Late Filing) because the Form 20-F is still the process of review by the independent auditors.

2.

Exhibits

2.1

News Release dated July 15, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/ Ken Cai

Date:  July 16, 2009

Ken Cai

President & Chief Executive Officer

Exhibit 2.1

TSX: MMM NYSE Amex: MGH FSE: MI5
For Immediate Release	July 15, 2009

NEWS RELEASE

MINCO GOLD ADVISES OF LATE FILING

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/NYSE Amex:MGH/FSE:MI5)  advises that it is unable to file its annual report on Form 20-F for the year ended December 31, 2008 within the prescribed time limits as set out in Form 12b-25 (Notification of Late Filing) because the Form 20-F is still the process of review by the independent auditors.  The Company is working diligently with it’s auditors and expected to be the position to file the Form 20-F no later than July 24, 2009.

PRELIMINARY FINANCIAL RESULTS

Minco Gold’s financial results for the year ended December 31, 2008 and 2007 are as follows, detailed audited financial statements are located on www.sedar.com.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)
	December 31, 2008	December 31, 2007
ASSETS

Current assets
Cash and cash equivalents	2,604,411	1,302,483
Short-term investments	922,559	6,149,044
Receivables	896,731	319,337
Due from Minco Silver	1,246,282	4,639,788
Due from Minco Base Metals	506,569	271,999
Prepaid expenses and deposits	129,113	103,672
Assets of discontinued operations	-	5,838

	6,305,665	12,792,161

Long-term rental deposit	51,523	51,277
Long-term marketable securities	12,600	-
Mineral interests	-	358,500
Plant, property and equipment	513,521	499,710
Equity investment in Minco Silver	3,675,116	3,079,412
Assets of discontinued operations	-	4,461
Total assets	10,558,425	16,785,521

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	5,671,434	889,863
Loan payable	2,881,237	-
Due to Minco Silver	-	1,929,893
Tax payable	136,136	-
Liabilities of discontinued operations	-	38,549

Total current liabilities	8,688,807	2,858,305

Non-controlling interest	-	82,685

SHAREHOLDERS' EQUITY
Share capital	34,021,922	33,941,510
Contributed surplus	4,930,097	3,721,117
Deficit	(37,082,401)	(23,818,096)
Total shareholders’ equity	1,869,618	13,844,531
Total liabilities and shareholders’ equity	10,558,425	16,785,521

Consolidated Statements of Operations and Comprehensive Loss and Deficit

(Expressed in Canadian Dollars)
	Year ended December 31, 2008	Year ended December 31, 2007
Exploration permit	6,611,918	842,788
Exploration costs	3,934,589	2,078,346
	10,546,507	2,921,134
Administrative expenses
Accounting and audit	184,294	122,020
Amortization	100,754	54,668
Consulting	284,006	76,368
Directors’ fees	48,000	62,500
Foreign exchange loss	991,029	417,813
Investor relations	353,862	579,498
Legal	49,231	47,408
Regulatory and filing	105,838	91,948
Meals and entertainment	75,845	51,104
Office and miscellaneous	169,644	201,038
Property investigation	88,353	218,672
Rent	222,044	233,011
Salaries and benefits	562,138	693,436
Stock-based compensation	1,242,953	2,022,850
Telephone	28,165	16,322
Interest expense	211,402	-
Travel and transportation	109,691	127,380
	4,827,249	5,016,036
Operating loss	(15,373,756)	(7,937,170)
Other income (loss)
Gain on sale of exploration permit	425,632	-
Share of loss from equity investment in Minco Silver	(948,750)	(3,239,898)
Dilution gain	1,544,454	191,000
Write down of marketable securities	(75,600)	(232,546)
Gain on sale of Minco Silver shares	-	2,978,034
Write down of mineral interests	(358,500)	-
Gain on sale of commercial notes	3,790	-
Rental income	68,109	58,761
Sundry income	150,000	-
Interest income	138,250	248,010
Loss for the year before discontinued operations, non-controlling interest and tax expenses	(14,426,371)	(7,933,809)
Tax expenses	(85,349)	-
Loss for the year before discontinued operations and non-controlling interest	(14,511,720)	(7,933,809)
Non-controlling interest	82,685	429,442
Loss for the year from continuing operations	(14,429,035)	(7,504,367)
Earnings (loss) for the year from discontinued operations	1,164,730	(75,864)
Loss and comprehensive loss for the year	(13,264,305)	(7,580,231)

Deficit, beginning of year	(23,818,096)	(16,231,366)
Share buy back cost in excess of book value	-	(6,499)
Deficit, end of year	(37,082,401)	(23,818,096)
Loss per share from continuing operations -basic	(0.34)	(0.18)
Earnings per share from discontinued operations -basic	0.03	-
Earnings per share from discontinued operations -diluted	0.03	(0.00)
Loss per share - basic and diluted	(0.30)	(0.18)
Weighted average number of common shares outstanding - basic and diluted	42,970,813	42,908,809

Consolidated Statement of Cash Flows

(Expressed in Canadian Dollars)
	Year ended December 31, 2008	Year ended December 31, 2007
Cash flows (used in) operating activities
Net loss from continuing operations for the year	(14,429,035)	(7,504,367)
Adjustment to reconcile net loss from continuing operations to cash provided by (used in) operating activities:
- amortization of equipment	100,754	54,668
- equity loss on investment in Minco Silver	948,750	3,239,898
- dilution gain	(1,544,454)	(191,000)
- stock-based compensation	1,242,953	2,022,850
- gain on sale of exploration permit	(425,632)	-
-foreign exchange loss	991,029	417,813
- non-controlling interest in loss	(82,685)	(429,442)
- write down of marketable securities	75,600	232,546
- write down of mineral interests	358,500	-
- gain on sale of Minco Silver shares	-	(2,978,034)
Change in non-cash working capital items:
- increase in receivables	(87,111)	(41,783)
- due from Minco Base Metals	(234,570)	(271,999)
- decrease (increase) in prepaid expenses and deposits	(25,687)	81,134
- increase in accounts payable and accrued liabilities	1,693,433	483,224
- increase in tax payable	85,349	-
Cash used for operating activities of continuing operations	(11,332,806)	(4,884,492)
Cash provided by operating activities of discontinued operations	677,004	1,756
	(10,655,802)	(4,882,736)
Cash flows from (used in) financing activities
Proceeds from issuance of shares in Minco Gold	46,439	105,808
Movement in loan payable	2,881,237	-
Cost of share buyback	-	(44,451)
Non-controlling interest	-	512,128
	2,927,676	573,485
Cash from (used) in investing activities of continuing operations
Acquisition of equipment	(114,565)	(245,978)
Decrease in short-term investments	5,138,285	4,745,616
Proceeds from sales of mineral interest	425,632	-
Proceeds from sale of Minco Silver shares	-	3,248,416
(Increase) decrease in Due from Minco Silver	3,393,506	(1,903,602)
Cash from investing activities of continuing operations	8,842,858	5,844,452
Cash from investing activities of discontinued operations	4,461	-
	8,847,319	5,844,452
Effect of exchange rate changes on cash and cash equivalents	182,735	(417,814)
Increase in cash and cash equivalents	1,301,928	1,117,387
Cash and cash equivalents, beginning of period	1,302,483	185,096

Cash and cash equivalents, end of period	2,604,411	1,302,483
	138,250	248,010

ABOUT MINCO GOLD

Minco Gold Corporation (TSX:MMM/NYSE Amex:MGH/FSE:MI5) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold properties. The Company owns an exploration property portfolio covering more than 1,000 square kilometres of mineral rights in China. For more information on Minco Gold and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604)-688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

President & CEO

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Gold Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.